425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.8689 www.kayescholer.com

January 22, 2013

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.

Registration Statement on Form S-11

Filed December 20, 2012

File No. 333-185570

Dear Ms. Gowetski:

This letter is submitted on behalf of Five Oaks Investment Corp., a Maryland corporation (the “Company”), in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 15, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), filed with the Commission on December 20, 2012.

The Company has filed today with the Commission Amendment No. 1 to the Registration Statement on Form S-11/A (“Amendment No. 1”).  The changes reflected in Amendment No. 1 include those made in response to the Comment Letter.  Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in Amendment No. 1.

General

1.              We note your response to comment 1 of our comment letter dated November 15, 2012. We have forwarded your response to the Division of Investment Management for review. Please contact the Division of Investment Management directly and be advised that, with respect to issues relating to the Investment Company Act of 1940, you are responsible for clearing the filing with the Division of Investment Management.

On January 16, 2013, we spoke with Ms. Plesset of the Division of Investment Management and here affirm that all issues relating to the Investment Company Act of 1940 will be cleared with the Division of Investment Management.  We are providing a courtesy copy of Amendment No. 1 to Ms. Plesset.

2.              We note your response to comment 4 of our comment letter dated November 15, 2012 and the revised disclosure beginning on page 139. We continue to note the disclosure in your summary on pages 2, 11 and 13 regarding your seasoned management team with significant real estate experience. Please revise your disclosure to provide the information required by Item 8 of Industry Guide 5. With a view toward disclosure, please provide more detailed descriptions of Ceres Capital, Victoria Finance and Farmington Finance, including the holdings of such entities, the investment strategy of such entities, the number of investors in each entity and whether such investors were passive. In addition, please revise to balance your disclosure with a discussion of the major adverse business developments of these entities.

The Company has revised the disclosure on page 149 of Amendment No. 1 to add information regarding Ceres Capital, Victoria Finance and Farmington Finance as well as Ivy Square (and has added cross references to such disclosure on pages 2 and 15; page 13 already includes an appropriate cross-reference).  The new disclosure provides requested additional information regarding each of such entities, and the Company believes that such new disclosure (and the information provided in this response to Comment 2) also supports its conclusion as to Guide 5.

Victoria Finance (managed by, and the sole discretionary investment client of, Ceres Capital) was a structured investment vehicle whose senior and subordinated debt investors comprised a broad range of institutions, and whose strategy involved investing in a diverse range of investment grade fixed income securities.  Victoria Finance’s non-real estate-related holdings (as of December 27, 2007, the last date for which data concerning Victoria Finance is available prior to the commencement of its liquidation) were composed of 26.3% financial institutions debt; 15.2% collateralized bond/loan obligations; 12.1% financial institutions collateralized debt obligations; 4.7% “Structured Other” including deals backed by assets such as aircraft receivables, private equity and hedge fund investments, mutual fund fee receivables and floor plan receivables; 4.3% student loans; and 3.1% credit cards, auto loans, small business loans and trade receivables. The additional information added at page 149 of Amendment No. 1 discloses that only 34.3% of its holdings were real estate-related assets and indentifies such assets.

Farmington Finance (managed by, and the sole client of, Ivy Square) was an investment vehicle established in November 2007 that represented a distribution in kind of a portion of the Victoria Finance asset portfolio referenced above on behalf of three existing, subordinated institutional investors, and financed by a long-term loan from a major financial institution.  Farmington Finance’s non-real estate-related holdings as of the first trustee report after closing aggregated 69.7%, comprising essentially the same characteristics as reported above in respect of the (substantially identical) Victoria Finance’s portfolio, though subject to certain rating agency categorization adjustments resulting from differences between Moody’s and Standard and Poor’s classifications.  At the time of portfolio liquidation, the balance of these non-real estate-related holdings had declined to 46.1%, due to a combination of prepayments, asset sales and defaults.

One of the basic investment principles of Victoria Finance (and hence of the portfolio inherited by Farmington Finance) was to maintain as much portfolio diversification as practicable.  This principle is in stark distinction from the Company’s investment principles.  Additionally, the determination of eligible asset classes for reinvestment at Farmington Finance was driven primarily by the transaction lender, and to a lesser extent the three subordinated investors and the rating agency.

The Company reaffirms (as has been disclosed in the Registration Statement as you are aware) that the only officers or managers of Oak Circle Capital Partners LLC who are involved in making investment discussions for the Company are Messrs. Carroll and Chong.  While Messrs. Bumeder and Burke are representatives of XL Global, Inc. on the Management Committee of Oak Circle Capital Partners LLC (together with Messrs. Carroll and Chong, as well as with Mr. Comisso and Mr. Oston), they do not participate in any investment decision, nor does any employee, officer or director of any of the XL group of companies (see for example page 15 of Amendment No. 1).  Further, the Company also reaffirms that XL Global is an indirect wholly owned subsidiary of XL Group plc which is listed on the New York Stock Exchange (NYSE:XL) (as also disclosed in the Registration Statement).

The Company advises (as a supplemental response to the analysis included in its October 19, 2012 transmittal letter confidentially submitted pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act) that neither Oak Circle Capital Partners LLC nor any of its affiliates has sponsored a prior real estate program with passive investors as to which Item 8 of Guide 5 would apply.

3.              We note your response to comment 5 of our letter dated November 15, 2012. Please quantify for us what you mean by “no substantial disparity” between the per share of common stock cash price of the private placement and the public offering price of this offering

The Company has approved a one-for-16 reverse stock split effective immediately prior to closing, which supplants its initial approach of using a formula to align the price per share paid in the May 16 private placement ($1 per share) with the initial public offering price per share.  This change in approach was elected given the resulting simplicity of the reverse stock split and results in a post-split stock price that is broadly consistent with other publicly traded mortgage REITs.   As a result of the change in approach, the Company has determined to include a dilution table in Amendment No. 1 (at page 87) in the event that the initial public offering price were to result in any dilution to the investors in the IPO within the meaning of Item 506 of Regulation S-K.

Cover

4.              We note your response to comment 7 of our comment letter dated November 15, 2012 and that the cover page is written using a type size that is difficult to read especially with its concentration of text. Please revise so that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

The Company has reformatted the cover page as requested.

Overview of Our Company, page 1

5.              We note your disclosure on page 1 that your manager has increased your net asset value to $32.6 million as of September 30, 2012, representing a 24.4% increase. Please balance this disclosure with a description of the factors that led to such increase and clarify, as applicable, that such increase results from unrealized gains and may not be sustainable going forward.

The Company has revised the disclosure on pages 1, 10, 13, 121, 130 and 133 of Amendment No. 1 to include a description of the factors that led to such increase and to clarify that such increase results from unrealized gains and may not be sustainable or realizable going forward.

Current Market Opportunities, page 2

6.              We note you invest in both Agency RMBS and Legacy Non-Agency RMBS and that you intend to invest in New Issue Non-Agency RMBS. Please revise your disclosure to briefly explain these terms.

The Company has revised the disclosure on page 3 of Amendment No. 1 to briefly explain Legacy Non-Agency RMBS and New Issue Non-Agency RMBS in the manner such terms are defined in the Glossary.

Our Target Assets, page 5

7.              We note you intend to target assets within your asset classes, including prime, Alt-A and subprime loans. Please revise to provide your intended target allocation among prime, Alt-A and subprime loans.

The Company has revised the disclosure on pages 6 and 7 of Amendment No. 1 to include the Company’s intended target allocation on an asset basis among prime, Alt-A and subprime loans.  Additionally, the Company has revised the disclosure under “Use of Proceeds” on page 83 to include a further break-out of allocations on an equity basis.

Item 36. Financial Statements and Exhibits, page II-3

8.              We note your response to comment 26 of our comment letter dated November 15, 2012. If you are not in a position to file the legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence for us to review.

The drafts of the legal opinion of Maryland counsel and of our firm’s tax opinion are attached hereto as Exhibits 1 and 2, respectively.

Supplemental Information

A.  Recent Results

The Company has included a Recent Results discussion in both the Prospectus Summary and the Business section (at pages 3 and 122, respectively, of Amendment No. 1) to set forth certain estimated results as of and for the quarter ended, and as of and for the period from inception (May 16, 2012) to, December 31, 2012.   The Company advises that it has included the estimated results that the Company believes are most informative to investors (net income, per share net income, stockholders’ equity, portfolio value and leverage); the Company affirms that it has not selectively presented only favorable estimated results.   Further, the Company advises that it has prepared, reviewed and tested its general ledger from which the estimated results are derived; however, the audit process will only commence as of January 22, 2012; audited financial statements as of and for the period from inception to December 31, 2012 are not anticipated to be available until March 2013.    Finally, the Company advises that it has determined not to include any non-GAAP (Linked Transactions) numbers in the Recent Results discussion so as not create any appearance that the Recent Results discussion is a fulsome narrative presentation of operating results for the two periods.  The Company does not believe that any MD&A-like discussion is required for the reader to understand the estimated results presented because its portfolio remains essentially unchanged since September 30, 2012.

B.  Leverage on New Issue Non-Agency RMBS

Please note that the Company has in the Amendment No.1 revised (at pages 17, 27, 53, 54, 96, 109 and 138)  its expected leverage on New Issue Non-Agency RMBS from a range of zero to six times, to a range of one to three times. The initial broad range reflected the potential leverage for different subordinated tranches that comprise each New Issue Non-Agency RMBS transaction, but the Company believes that such a broad range may not be as informative to investors as providing a narrower range based on its expectations as to aggregate borrowing levels within this asset category at any one time.

* * * * *

In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit 3, in writing, a statement by the Company acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this Amendment No. 1, please contact me at Kenneth.Mason@kayescholer.com/(212) 836-7630, or Dan Hartnett at Daniel.Hartnett@kayescholer.com/(312) 583-2380.

Very truly yours,

KAYE SCHOLER LLP

By:	/s/ Kenneth G.M. Mason, Esq.
Kenneth G.M. Mason, Esq.

Enclosure

CC:                          David C. Carroll, Chief Executive Officer and President, Five Oaks Investment Corp.

David Oston, Chief Financial Officer, Treasurer and Secretary, Five Oaks Investment Corp.
Daniel J. Hartnett Esq., Kaye Scholer LLP
Bonnie A. Barsamian, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

EXHIBIT 1

                        , 2013 DRAFT

FIVE OAKS INVESTMENT CORP.

641 Lexington Avenue

Suite 1432

100 Mulberry Street

New York, New York 10022

Re:                             Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as Maryland counsel to Five Oaks Investment Corp., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-11 (Registration No. 333-185570) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”), including the Prospectus included therein (the “Prospectus”), for the offering by the Company of shares of Common Stock, $0.01 par value per share, of the Company (“Common Stock”) having a maximum aggregate offering price of $115,000,000 (the “Shares”).  This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.             The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

2.             The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;

3.             Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to the registration, sale and issuance of the Shares, certified as of the date hereof by the Secretary of the Company;

4.             The form of certificate to be used by the Company to represent the Shares, certified as of the date hereof by the Secretary of the Company;

5.             A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and

6.             A certificate executed by David Oston, Secretary of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.             Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.             Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.             Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations (including the Company’s) set forth therein are legal, valid and binding.

4.             All Documents submitted to us as originals are authentic.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All statements and information contained in the Documents are true and complete.  There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.             The Shares will not be issued or transferred in violation of any restriction or limitation on transfer or ownership of Capital Stock (as defined in the Charter) contained in Article VII of the Charter.

6.             The Company will issue the Shares in accordance with the resolutions of the Board and, prior to the issuance of any shares of Common Stock, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that, upon issuance and delivery of the Shares as contemplated by the resolutions of the Board and upon payment therefor, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

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The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland.  The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.  This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

FOLEY & LARDNER LLP

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EXHIBIT 2

425 Park Avenue
New York, New York 10022-3598
212.836.8000
Fax 212.836.8689
www.kayescholer.com

                       , 2013 DRAFT

Five Oaks Investment Corp.

641 Lexington Avenue

Suite 1432

New York, New York 10022

Ladies and Gentlemen:

You have requested our opinion concerning certain United States Federal income tax considerations in connection with the offering (the “Offering”) by Five Oaks Investment Corp., a Maryland corporation (the “Issuer”), of shares of its common stock, $0.01 par value per share (the “Common Stock”), pursuant to a registration statement on Form S-11, filed with the Securities and Exchange Commission (the “Commission”) on January     , 2013 (such registration statement, as amended, the “Registration Statement”). We have acted as tax counsel to the Issuer in connection with the Offering, and have participated in the preparation of the Registration Statement and certain other documents.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual statements, factual representations and covenants of an officer of the Issuer (the “Officer’s Certificate”) relating to, among other things, the actual and proposed operations of the Issuer and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). For purposes of our opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officer’s Certificate, the Registration Statement, or in any other document. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on your representation that the facts, statements, representations, and covenants presented in the Officer’s Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to the organization and operation of the Company. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent, materiality, or otherwise. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement or the Officer’s Certificate. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officer’s Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) the Issuer and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdictions in which they were formed and in the manner described in the relevant organizational documents and (ii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), administrative rulings, other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (the “IRS”), and the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, all as they exist at the date hereof. It should be noted that the Code, the Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. We express no opinion on any issue relating to the Issuer or any investment therein, other than as expressly stated herein.

Based on and subject to the foregoing, we are of the opinion that:

1.              Commencing with the Issuer’s initial taxable year ended on December 31, 2012, the Issuer has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its actual method of operation through the date of this opinion has enabled, and its proposed method of operation will continue to enable, it to meet the requirements for qualification and taxation as a REIT under the Code for subsequent years. As noted in the Registration Statement, the Issuer’s qualification and taxation as a REIT under the Code depend upon its ability to meet, through actual operating results, certain requirements

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relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of the Issuer’s operations for any future taxable year will satisfy the requirements for taxation as a REIT under the Code.

2.              Although the discussion set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” does not purport to discuss all possible U.S. federal income tax consequences of the ownership and disposition of the Common Stock, such discussion constitutes, in all material respects, a fair and accurate summary under current law of the material U.S. federal income tax consequences of the ownership and disposition of the Common Stock, subject to the qualifications set forth therein.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

This opinion is furnished to you in connection with the Offering. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Kaye Scholer LLP under the headings “U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Very truly yours,

/s/ Kaye Scholer LLP

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EXHIBIT 3

Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 641 Lexington Avenue Suite 1432 New York, NY 10022 Tel: 212 328 9521 January 22, 2013

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.

Registration Statement on Form S-11

Filed December 20, 2012

File No. 333-185570

Dear Ms. Gowetski:

In connection with Kaye Scholer LLP’s comment response letter, dated January 18, 2013 (the “Response Letter”), filed on behalf  of  Five Oaks Investment Corp., a Maryland corporation (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar on January 18, 2013, in response to the Staff’s letter to the Company dated January 15, 2013, the Company is hereby acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours,

Five Oaks Investment Corp.

/s/ David C. Carroll
David C. Carroll, Chief Executive Officer and
President

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